           THE TOTAL NUMBER OF PAGES CONTAINED IN THIS DOCUMENT IS  32
                                                                   ----


                                    FORM 6-K
                                    --------


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                            Report of Foreign Issuer

                  Pursuant to Rule 13a - 16 or 15d - 16 of the
                         Securities Exchange Act of 1934


                         For the month of November 2001


                 NATIONAL TELEPHONE COMPANY OF VENEZUELA (CANTV)
                 -----------------------------------------------
                   (Translation of Registrant's into English)

                                 EDIFICIO CANTV
                               AVENIDA LIBERTADOR
                               CARACAS, VENEZUELA
                               ------------------
                    (Address of Principal Executive Offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                   Form 20-F  X                      Form 40-F ___
                             ---

     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934

                   Yes ___                           No  X
                                                        ---

     If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - _______________

This report consists of an English translation of the original Spanish language version of a Venezuelan filing of the unaudited financial statements of Compania Anonima Nacional Telefonos de Venezuela (CANTV) as of and for the period ended on September 30, 2001, prepared according to Venezuelan GAAP, which differ in certain important respects from US GAAP, as filed with the Venezuela National Commission on Securities on October 31, 2001.

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                       COMPANIA ANONIMA NACIONAL
                                                 TELEFONOS DE VENEZUELA, (CANTV)




                                                By: /s/ ARMANDO YANES
                                                    _________________________
                                                    Armando Yanes
                                                    Chief Financial Officer

Date: November 07, 200l

                              ENGLISH TRANSLATION
                              -------------------


Caracas, October 31, 2001

Sirs
Comision Nacional de Valores
Present.-

                                                      Attention: Dra. Aida Lamus
                                                                       President

Dear Dra. Lamus,

In accordance with the requirements of the "Periodic or Occasional Information Reporting Norms to Be Submitted by Individuals Regulated by the Venezuelan National Commission on Securities" ("Normas Relativas a la Informacion Periodica u Ocasional que Deben Suministrar las Personas Sometidas al Control de la Comision Nacional de Valores"), attached please find the unaudited Financial Statements as of and for the period ended September 30, 200l.

I will make myself available should you need any clarification or additional information.

Sincerely yours,

/s/ MARIELA BELMONTE
____________________
Mariela Belmonte.
Secretary
Board of Directors

                COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA
                            (CANTV) AND SUBSIDIARIES

                        Consolidated financial statements
         as of September 30, 200l and December 31, 2000 and for the nine months period ended September 30, 200l and 2000

       (Translation of financial statements originally issued in Spanish)

   COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES
   -------------------------------------------------------------------------

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                      -------------------------------------
           FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2001 AND 2000
           -----------------------------------------------------------
     (Adjusted for inflation and expressed in millions of constant bolivars as of September 30, 2001, except earning per share and per ADS amount)

                                                                                     2001                2000
                                                                                  -----------        -----------
OPERATING REVENUES:
  Local and domestic long distance usage                                              539,013            600,448
  Basic rent                                                                          250,858            259,561
                                                                                  -----------        -----------
    Local and domestic long distance                                                  789,871            860,009

  International long distance                                                          73,120             84,700
  Net settlements                                                                      15,899             24,830
                                                                                  -----------        -----------
    International long distance                                                        89,019            109,530
  Other wireline-related services                                                     140,815            112,212
                                                                                  -----------        -----------
    Total wireline services                                                         1,019,705          1,081,751
  Wireless services                                                                   374,036            383,116
  Other                                                                                38,870             36,810
                                                                                  -----------        -----------
    Total operating revenues                                                        1,432,611          1,501,677

OPERATING EXPENSES:
  Operations, maintenance, repairs and administrative                                 669,877            770,067
  Depreciation and amortization                                                       549,335            535,239
  Concession and other taxes                                                           99,222            115,338
  Loss on effects of curtailment of pension and postretirement plans                   35,219                 --
                                                                                  -----------        -----------
    Total operating expenses                                                        1,353,653          1,420,644
                                                                                  -----------        -----------
    Operating income                                                                   78,958             81,033
                                                                                  -----------        -----------
OTHER EXPENSES, NET:
  Financing cost, net                                                                  (9,526)           (32,621)
  Other income (expenses), net                                                          1,554               (315)
                                                                                  -----------        -----------
    Total other expenses, net                                                          (7,972)           (32,936)
                                                                                  -----------        -----------
Income before income tax                                                               70,986             48,097
INCOME TAX                                                                             30,308             22,895
                                                                                  -----------        -----------
    Net income                                                                         40,678             25,202
                                                                                  ===========        ===========
    Earnings per share before loss on effects of curtailment of pension
      and postretirement plans                                                             82                 26
    Loss on effects of curtailment of pension and postretirement plans                    (38)                --
                                                                                  -----------        -----------
Earnings per Share                                                                         44                 26
                                                                                  ===========        ===========
Earnings per ADS (based on 7 shares per ADS)                                              308                184
                                                                                  ===========        ===========
Average shares outstanding (in millions)                                                  926                961
                                                                                  ===========        ===========

  The accompanying notes are an integral part of these consolidated statements.

       (Translation of financial statements originally issued in Spanish)

    COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES
    -------------------------------------------------------------------------

   CONSOLIDATED BALANCE SHEETS AS OF SEPTEMBER 30, 200l AND DECEMBER 31, 2000
   --------------------------------------------------------------------------
              (Adjusted for inflation and expressed in millions of
                   constant bolivars as of September 30, 2001)

                                                                       September 30,         December 31,
                                   ASSETS                                 2001                  2000
                                   ------                              -----------           -----------
CURRENT ASSETS:
  Cash and temporary investments                                           893,996               633,708
  Accounts receivable, net                                                 414,930               380,555
  Accounts receivable from Venezuelan Government entities                   97,929               112,553
  Inventories and supplies, net                                             32,928                36,470
  Other Current assets                                                      12,319                15,311
                                                                       -----------           -----------

       Total current assets                                              1,452,102             1,178,597

  Property Plant and equipment, net                                      3,129,258             3,563,463
  Cellular concession, net                                                 101,888               104,403
  Other assets                                                             215,732               237,246
                                                                       -----------           -----------

       Total assets                                                      4,898,980             5,083,709
                                                                       ===========           ===========

                      LIABILITIES AND STOCKHOLDERS' EQUITY
                      ------------------------------------

CURRENT LIABILITIES:
  Short-term debt                                                          131,964                60,769
  Accounts payable                                                         280,725               301,652
  Employee severance benefits, net                                          12,264                 9,692
  Accrued employee benefits                                                100,226               168,792
  Other current liabilities                                                281,752               313,365
                                                                       -----------           -----------

       Total current liabilities                                           806,931               854,270

LONG-TERM LIABILITIES:
  Long-term debt                                                           228,532               373,846
  Pension and postretirement benefit obligations                           407,150               378,792
                                                                       -----------           -----------

       Total liabilities                                                 1,442,613             1,606,908

STOCKHOLDERS' EQUITY                                                     3,456,367             3,476,801
                                                                       -----------           -----------

       Total liabilities and stockholders' equity                        4,898,980             5,083,709
                                                                       ===========           ===========

  The accompanying notes are an integral part of these consolidated statements.

       (Translation of financial statements originally issued in Spanish)

    COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES
    -------------------------------------------------------------------------

             CONSOLIDATED STATEMENTS OF CHANGES  IN STOCKHOLDERS' EQUITY
             ------------------------------------------------------------
     FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30,2001, AND THE YEAR ENDED
     ---------------------------------------------------------------------
                                DECEMBER 31, 2000
                                -----------------
  (Adjusted for inflation and expressed in millions of constant bolivars as of
                              September 30, 2001)

                                               Capital Stock
                                   ---------------------------------- Additional                      Cumulative       Total
                                  Historical   Inflation               Paid-in  Retained     Legal    Translation  Stockholders'
                                     cost      Adjustment     Total    Capital   Earnings   Reserve   Adjustment       Equity
                                  ----------   ----------   --------- --------- ----------  --------  ----------   -------------
Balance as of December 31, 1999     36,857      1,557,593   1,594,450  19,852    2,069,528   159,642     34,591         3,878,063

  Net loss                               -              -           -       -      (98,772)        -          -           (98,772)

  Dividends declared                     -              -           -       -      (70,236)        -          -           (70,236)

  Repurchased shares                (2,684)      (113,127)   (115,811)      -     (118,373)        -          -          (234,184)

  Change in cumulative translation
  adjustment                             -              -           -       -            -         -      1,930             1,930
                                  --------     ----------  ---------- -------   ----------  --------    -------       -----------

Balance as of December 31, 2000     34,173      1,444,466   1,478,639  19,852    1,782,147   159,642     36,521         3,476,801

  Net income                             -              -           -       -       40,678         -          -            40,678

  Dividends declared                     -              -           -       -      (62,525)        -          -           (62,525)

  Change in cumulative translation
  adjustment                             -              -           -       -            -         -      1,413             1,413
                                  --------     ----------  ---------- -------   ----------  --------    -------       -----------
Balance as of September 30, 2001    34,173      1,444,466   1,478,639  19,852    1,760,300   159,642     37,934        39,456,367
                                  ========     ==========  ========== =======   ==========  ========    =======       ===========

  The accompanying notes are an integral part of these consolidated statements.

       (Translation of financial statements originally issued in Spanish) COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES
   --------------------------------------------------------------------------
     CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE NINE MONTH PERIOD ENDED
     ----------------------------------------------------------------------
                           SEPTEMBER 30, 2001 AND 2000
                           ---------------------------
  (Adjusted for inflation and expressed in millions of constant bolivars as of
                               September 30, 2001)

                                                                                               2001              2000
                                                                                            ----------         ---------
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:
  Net income                                                                                    40,678            25,202
     Adjustments to reconcile net income to net cash provided by operating activities:
      Monetary loss position                                                                    20,999            12,697
      Exchange (gain) loss, net                                                                (14,338)            7,109
      Depreciation and amortization                                                            549,335           535,239
      Loss on  effects of curtailment of pension and postretirement plans                       35,219                --
      Provision for doubtful accounts                                                           51,267            61,200
      Provision for inventories obsolescence                                                     3,903                --
      Changes in current assets and liabilities
          Accounts receivable                                                                 (109,235)          (39,723)
          Accounts receivable from Venezuelan Government entities                                5.083           (23,677)
          Inventories and supplies, net                                                          3,294            11,591
          Other current assets                                                                   2,551             1,203
          Accounts payable                                                                      35,962            40,413
          Accrued employee benefits, net                                                       (58,953)           66,889
          Other current liabilities                                                             (6,998)            6,437
                                                                                            ----------         ---------
                                                                                               558,767           704,580
CHANGES IN NON CURRENT ASSETS AND LIABILITIES:
        Other assets                                                                             5,227             3,136
        Pension and postretirement benefit obligations                                          (6,861)           21,925
                                                                                            ----------         ---------
        Net cash provided by operating activities                                              557,133           729,641

CASH FLOWS USED IN INVESTING ACTIVITIES:
  Intangible                                                                                   (26,326)            4,399
  Capital expenditures, net of disposals                                                       (78,977)         (199,552)
                                                                                            ----------         ---------
            Net cash used in investing activities                                             (105,303)         (195,153)
                                                                                            ----------         ---------
CASH FLOWS USED IN FINANCING ACTIVITIES:
  Increase of Debt                                                                                  --            33,361
  Payments of debt                                                                             (54,314)          (52,998)
  Dividend payments                                                                            (62,525)          (70,238)
  Repurchased shares                                                                                --          (234,184)
                                                                                            ----------         ---------
            Net cash used in financing activities                                             (116,839)         (324,059)
                                                                                            ----------         ---------
Increase in cash and temporary investments before loss in purchasing
  power of cash and temporary investments                                                      334,991           210,429

LOSS IN PURCHASING POWER OF CASH AND TEMPORARY INVESTMENTS                                     (74,703)          (22,688)
                                                                                            ----------         ---------
Increase in cash  and temporary Investments                                                    260,288           187,741

CASH AND TEMPORARY INVESTMENTS:
  Beginning of period                                                                          633,708           401,343
                                                                                            ----------         ---------
  End of period                                                                                893,996           589,084
                                                                                            ==========         =========

SUPPLEMENTAL INFORMATION:
Cash paid during the period for:
Interest                                                                                        29,802            34,491
                                                                                            ==========         =========
Taxes                                                                                          244,712           120,469
                                                                                            ==========         =========






MONETARY POSITION
------------------
Operating activities                                                                            20,789             1,192
                                                                                            ----------         ---------
Investing activities                                                                           (1 ,840)             (824)
                                                                                            ----------         ---------
Temporary investments                                                                           34,754             9,622
                                                                                            ----------         ---------

  The accompanying notes are an integral part of these consolidated statements

       (Translation of financial statements originally issued in Spanish)

            COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA (CANTV)
            --------------------------------------------------------
                                AND SUBSIDIARIES
                                ----------------

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                 ----------------------------------------------
   (Amounts are adjusted for inflation and expressed in millions of constant bolivars as of September 30, 2001, unless otherwise indicated)

     EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH:
     ----------------------------------------------

The consolidated financial statements were originally issued in Spanish and translated into English.

     COMPANY BACKGROUND AND CONCESSION AGREEMENT:
     -------------------------------------------

Compania Anonima Nacional Telefonos de Venezuela (CANTV or the Company) is one of the primary providers of telecommunications services in Venezuela, and is the owner of a nationwide basic telecommunications network through which it provides not only national and international fixed switched telephone service but also private networks, data, public telephone, rural and telex services. In addition, through its subsidiaries, CANTV provides other telecommunications-related services including wireless communications, Internet access and telephone directories.

CANTV entered into a Concession Agreement (the Concession) with the Government of Venezuela (the Government) in 1991 to provide national and international telecommunications services, for the purpose of guaranteeing high quality service, modernizing and expanding the local network, introducing progressive rate rebalancing and establishing a framework for the introduction of competition. November 2000 marked the opening of the telecommunications market with the entrance of new competitors (See Note 18 (d) and (e) - Commitments and contingencies - Concession mandates and Competition).

Significant terms of the Concession are as follows:

     The Concession established a special privilege regime of limited concurrence, through which the Government guarantees CANTV to be the exclusive provider of fixed switched telephone services, including local, national and international access until November 27, 2000. Beginning on that date, any party who obtain the corresponding administrative concession can be provide basic telecommunication services in the country (See Note 4 - Regulation).

     The Concession is for 35 years ending in 2026, and is extendible for an additional period of 20 years subject to the approval by the Ministry of Infrastructure, (the Ministry), and satisfactory performance by the Company of its obligations under the Concession.

     Until December 31, 2000, CANTV paid a total of 5.5% of services billed to the Government for telecommunications tax and concession rights. Beginning in January 2001, the Company is subject to pay a 4.8% of gross revenues (See Note 4
(a) - Regulation - Organic Law of Telecommunications). Such amount is included in the accompanying consolidated statements of operations as Concession and other taxes.

     The Concession requires the Company to expand, modernize and improve the quality of its telephone network, as well as, meet prescribed service quality targets. Those Concession mandates include national and regional expansion and modernization targets as well as, annual and cumulative targets (See Note 18 (d) and (e) - Commitments and contingencies - Concession Mandates and Competition).

     The Concession specifies various penalties which may be imposed on CANTV for negligent or intentional violation of Concession provisions, including a fine of up to 1% of services billed and/or revocation and termination of the Concession. Penalties assessed against CANTV through September 30, 2001, have not been material.

Eight Year Review Agreement
---------------------------

On February 21, 2000, CANTV and the Comision National de Telecomunicaciones (CONATEL) signed the Eight Year Review Agreement (the Agreement), effective until December 31, 2000. The Agreement included the review of the concession regarding quality service, tariffs framework, commercialization of new services and the elimination of the service expansion mandate and the introduction of a new 80% digitalization mandate. (See Note 4 - Regulation and Note 18 (d) - Commitments and contingencies - Concession mandates).

     SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES AND POLICIES:
     ---------------------------------------------------------

       Basis of presentation
       ---------------------

The consolidated financial statements have been prepared in accordance with Venezuelan generally accepted accounting principles (Venezuelan GAAP).

The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

       Adjustment for inflation
       ------------------------

In December 2000, the Venezuelan Federation of Public Accountants issued the new DPC 10 (revised and comprehensive), which superseded the standard issued in 1991 and its three amendments as well as the technical publications number 14 and 19. The main changes outlined in this standard pertain to presentation and not methodology, which are effective for those periods beginning after December 31, 2000.

The Company's consolidated financial statements are expressed on a constant bolivar basis as of September 30, 2001, in accordance with the Venezuelan Statement of Accounting Principles Number 10 "Standards for the Preparation of Financial Statements Adjusted for Inflation" (DPC 10) (revised and comprehensive).

The amounts disclosed in the consolidated financial statements have been adjusted to reflect the bolivar's purchasing power at September 30, 2001 based on the Consumer Price Index (CPI) for the metropolitan area of Caracas as published by the Central Bank of Venezuela (BCV).

The most representative indexes published by the BCV used in the preparation of the inflation adjusted financial statements are as follows (1997 base):

                               September 30,      December 31,     September 30,
                                   2001               2000             2000
                               -------------      ------------     -------------

End of period                    225.57372          205.97793       200.87801
Average for period               216.03142          194.97654       191.92056

Each caption in the accompanying consolidated financial statements has been presented on the basis of the CPI at September 30, 2001, as follows:

    Monetary assets and liabilities (cash and temporary investments, receivables, other assets and most liabilities) as of September 30, 2001, have not been adjusted for the effect of inflation since they already represent their inflation adjusted value at that date. The balances as of December 31, 2000, have been updated based upon the relative change in the CPI between that date and the CPI at September 30, 2001.

    Non-monetary assets (principally inventories and supplies, property, plant and equipment, the cellular concession and certain other assets) and stockholders' equity have been updated based upon the relative change in the CPI between the time the assets and equity were acquired or contributed and the CPI at September 30, 2001.

    The non-monetary liability for pension and other postretirement benefit obligations and its related expense, are recorded based on actuarial calculations (See Note 14 - Retirement Benefits).

    Monetary revenues and expenses have been updated based upon the change in the CPI from the month in which the transaction was recorded and the CPI at September 30, 2001.

    Non-monetary expenses (primarily depreciation and amortization) are based upon the values of the corresponding assets (primarily property, plant and equipment) in the accompanying consolidated balance sheets (See (ii) above).

     The monetary (loss) gain is attributable to the Company's net monetary asset or liability position in an inflationary period and has been set forth as monetary (loss) gain position as part of the Financing cost, net caption in the accompanying consolidated statements of operations (See Note 16 - Financing cost, net).

       Consolidation principles
       ------------------------

The consolidated financial statements include CANTV and all of its majority-owned subsidiaries. All significant intercompany balances and transactions among the companies have been eliminated.

       Cash and temporary investments
       ------------------------------

Cash and temporary investments include short-term, highly liquid investments, which have original maturities of three months or less. The loss in the purchasing power of cash and temporary investments due to inflation is reflected as a separate caption in the consolidated statements of cash flows.

       Inventories and supplies, net
       -----------------------------

Inventories and supplies are presented at cost, net of reserves. Certain inventories and supplies whose original cost per unit does not exceed the equivalent in bolivars of US$500 are expensed when purchased.

       Depreciation and amortization
       -----------------------------

Depreciation and amortization are calculated using the straight-line method based on the estimated useful lives of the fixed assets and based on the amortization period assigned to the intangible assets. (See Note 5 - Cellular Concession and Note 10 - Other assets). Amortization expense was Bs. 40,055 and Bs. 37,447 for the nine months period ended September 30, 2001 and 2000, respectively. Accumulated amortization was Bs. 288,387 and Bs. 248,332 at September 30, 2001 and December 31, 2000, respectively.

In November 2000, the Company reviewed and updated the depreciable lives of certain assets, including civil works and buildings, towers and shelters related to wireless operations, and changed the useful lives from 7 to 20 years. This change in the useful lives did not have a significant impact in the Company's consolidated financial statements.

       Computer software
       -----------------

The costs of certain purchased computer software and systems for internal use are capitalized and classified as intangible assets. The estimated useful lives of these intangible assets is between 3 and 7 years. Internal-use software is defined as software which is acquired, internally developed, or modified solely to meet the internal needs of the Company; and for which, during the software's development or modification, no substantive plan exists or is being developed by the Company to market the software externally. Regular maintenance and modifications to existing software are expensed when incurred.

       Impairment in Long-lived assets
       -------------------------------

The Company evaluates the impairment of long-lived assets, including intangible assets, based on the projection of undiscounted cash flows whenever events or changes in circumstances indicate that the carrying amounts of such assets may not be recoverable. In the event such cash flows are not expected to be sufficient to recover the recorded value of the assets, the assets are written down to their estimated fair values. Under current circumstances, no adjustment for impairment in the carrying value of the long-lived assets has been recorded.

       Revenue recognition
       -------------------

Revenues for wireline and wireless services are recognized in the period in which the services are provided. Unbilled revenues of Bs. 54,342 and Bs. 87,984 are included in accounts receivable as of September 30, 2001 and 2000, respectively. Revenues from settlement of traffic with international telecommunications carriers are recognized on a net basis and are based on estimates of traffic volume and rates. Advertising revenues and related telephone directory printing costs are recognized upon publication of the directories. The Company presents as deferred income, included in the other current liabilities caption, those amounts of billed services, which have not been rendered yet, such as submarine cable usage, basic rent for telecommunications services and telephone directories (see Note 13 - Other current liabilities).

The Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin 101 (SAB 101), "Revenue Recognition in Financial Statements", in December 1999. SAB 101 summarizes the SEC staff's views in applying generally accepted accounting principles to revenue recognition in the financial statements, and establishes the criteria and attributes to recognize revenues. The Company believes that its revenue recognition policies are in accordance with SAB 101.

During 2000, the Company reviewed its revenue recognition polices for prepaid services and subscriber right fees and changed the way it was accounting for these services. Subscriber right fees, which are upfront fees paid by consumers when the service is activated, are classified as liabilities on the Company's balance sheet. The Company believes that the opening of the telecommunications market where consumers have a choice of carrier changes the way in which subscriber right fees should be accounted for on the Company's books. In line with industry practices and improved monitoring systems, prepaid card sales are recognized as revenue when the customer utilizes the service.

The changes in the way the above revenues are recognized does not materially impact the Company's results of operations.

       Income tax
       ----------

The income tax is calculated based upon taxable income which is different from the income before tax. Venezuelan tax legislation does not permit consolidation of results of subsidiaries for tax purposes. Investment tax credits for plant and equipment reduce the income tax during the year in which such assets are placed in service. Investment tax credits as well as fiscal losses except those from the tax inflation adjustment, are permitted to be carried forward for 3 years. Venezuelan tax regulations also provide for a corporate asset alternative minimum tax based on inflation adjusted net assets.

       Employee severance benefits and other benefits
       ----------------------------------------------

Employee severance benefits are calculated and recorded in accordance with the Venezuelan labor law and the Company's current collective bargaining agreement.

Under the current labor law, employees earn a severance indemnity equal to 5 days salary per month, up to a total of 60 days per year of service. Labor indemnities are earned once an employee has completed 3 months of continuous service. Beginning with the second year of service, the employees earn an additional 2 days salary for each year of service (or fraction of a year greater than six months), cumulative up to a maximum of 30 days salary. Severance benefits must be funded and deposited monthly in either an individual trust or a severance fund, or accrued in an employer's accounting records, as specified in writing by each employee.

In the case of unjustified or involuntary termination, employees have the right to an additional indemnification payment of one month salary per year of service up to a maximum of 150 days' current salary. Furthermore, in the case of involuntary termination the law established the payment of an additional severance benefit of up to a maximum of 90 days' current salary based on length of employment.

Additionally, the Venezuelan labor law requires a mandatory annual profit sharing distribution to all employees. CANTV made distributions equal to 120 days salary at December 31, 2000 totaling, Bs. 50,093.

     Pension plan and other postretirement benefits
     ----------------------------------------------

The noncontributory pension plan benefits are accrued based on actuarial estimates. The real discount rate and real rate of compensation increase used to develop the projected benefit obligation were 7% and 2%, respectively (See Note 14 - Retirement benefits).

Postretirement benefits relating to health care expenses are recorded based on actuarial estimates (See Note 14 - Retirement benefits).

     Foreign currency denominated transactions
     -----------------------------------------

Foreign currency denominated transactions are recorded at the bolivar exchange rate as of the transaction date. The outstanding balances of foreign currency denominated assets and liabilities are translated into bolivars using the exchange rate at the balance sheet date, which was Bs. 743 and Bs. 700 per US dollar as of September 30, 2001 and December 31, 2000, respectively (See Note 6
- Balances in foreign currency). Any exchange gain or loss from the translation of these balances and transactions is reflected as exchange loss, net in the Financing cost, net caption in the accompanying consolidated statements of operations (See Note 16 - Financing cost, net).

     Legal reserve
     -------------

The Company and each of its subsidiaries are required under the Venezuelan Commercial Code and their Corporate By-laws to transfer at least 5% of each year's net income to a legal reserve until such reserve equals at least 10% of capital stock.

     Earnings per share
     ------------------

Earnings per share are based on 926,037,385 and 960,602,246 of average common shares outstanding at September 30, 2001 and 2000, respectively.

     Recently issued accounting pronouncements
     -----------------------------------------

In November 2000, the International Accounting Standards Committee issued International Accounting Standard No 39 (IAS 39). "Financial Instruments:
Recognition and Measurement". This standard establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. It also addresses all financial instruments and covers topics such as classification of financial assets, measurement of non-derivative financial instruments, recognition and derecognition, and impairment.

As of September 30, 2001, the adoption of this standard did not have an impact on the Company's results or financial position.

     REGULATION:
     ----------

CANTV's services and tariffs are regulated by the rules established in the Concession agreement, the Organic Telecommunications Law of 2000 and its Regulations, as well as the Agreement (see Note 2 - Company background and concession agreement).

The Organic Telecommunications Law along with the Regulations, provide the general legal framework for the regulation of telecommunications services in Venezuela. Under the Organic Telecommunications Law, suppliers of public telecommunications services, such as the Company, must operate under concessions granted by the Government, which acts through the Ministry.

CONATEL is a independent regulatory body under the direction of the Ministry, created by presidential decree in September 1991, which has the authority to manage, regulate and control the use of limited resources in the telecommunications services in Venezuela, and recommend the granting of concessions, licenses and administrative authorizations as well as the approval of tariffs and collection taxes. Also, it shall promote and protect free competition, together with the Superintendent of Promotion and Protection of Free Competition (Pro-Competencia).

     Organic Telecommunications Law
     ------------------------------

On June 12, 2000, the Venezuelan Government issued the Organic Telecommunications Law, which provides the guidelines for the opening of the telecommunications sector for existing and new operators after November 2000. This Law replaces the 1940 Organic Telecommunications Law and it is the result of several years of consultation between the private and public sector. Some of the most important aspects of the Telecommunications Law are as follows:

     Provides the legal framework to establish specific regulations related to interconnection, universal service, spectrum, administrative concessions, networks, taxes, penalties, consumer rights and operator's responsibilities.

     Defines telecommunications as an activity of general interest rather than as a public service, as provided by the former law.

     Operator's freedom to set rates is specified, establishing controls only in cases where dominant 1control is evidenced and in cases of insufficient competition. In this case it also anticipated the possibility of establishing isometric regulations to guarantee competition.

        Adopts a new tax regime applicable to all telecommunications service providers on the basis of annual earnings. The new taxes replace the former annual tax and concession fee of 5.5% for wireline and 10.0% for wireless services. The new tax rates are: 2.3% activity tax, 0.5% tax to cover CONATEL's activities, 0.5% tax for spectrum allocation, 1% tax to create the Universal Service Fund, 0.5% tax for the Telecommunications Training and Development Fund and charges for administrative procedures. In addition, cellular providers are subject to a supplemental tax starting at 4.5% of annual earnings in the year 2000 and decreasing by 1% per annum until 2005 after which time the supplemental tax will be eliminated.

     Telecommunications regulations
     ------------------------------

On November 24, 2000, the Regulations for Basic Telephony Services, Interconnection and Administrative Concessions were issued and represent the legal framework for the market opening of telecommunication services in Venezuela.

The most significant aspects of these Regulations include the rules for granting concessions, which provide administrative capabilities and include specific attributes to specific services granted by CONATEL. The concessions will be granted shortly after a request has been made, since they are not subject to open bidding processes and only entail collection of established requirements. The concessions that do not require spectrum, such as subscription to cable television or fiber optic telephony, are free of duties.

Additionally, spectrum concession will be granted through public offering procedures and in certain causes, direct adjudication will be granted. Value added services, except for Internet services, does not require authorization, only notification specifying the networks, links or systems to support the service.

The regulations provide for mandatory interconnection with charges based on costs, changing the previous structure of interconnection charges based on tariffs. It also requires the submission of quarterly information by separate accounts and before the fourth quarter of 2001, carriers must establish accounting systems indicating costs generated by interconnection and the allocation criteria. At June 30 2001, CANTV has signed seven interconnection contracts with different operators. (See Note 18 (e) - Commitments and contingencies - Competition).

     Tariffs
     -------

Before CANTV entered into the Agreement with CONATEL, CANTV's rates were regulated under the Concession, through a "price-cap" and a "rate rebalancing" mechanism that promoted operating efficiency and allowed for progressive tariff adjustments. The price-cap varied directly with the Wholesale Price Index (WPI) published by the BCV, which permitted the Company, with the approval of the Ministry, to raise tariffs on a quarterly basis to keep pace with WPI. Generally a three to six month delay existed between the date the WPI was published for a particular quarter and its actual effect on new tariffs.

The Agreement signed in February 2000 (See Note - 2 Company Background and Concession agreement) established two tariffs adjustments which went into effect on March 23 and June 16, 2000.

On February 19, 2001, pursuant to the New Telecommunications Law, CONATEL established the maximum tariffs that are applicable effective March 10, 2001 during 2001 and a new price-cap system that replaced the tariff adjustment mechanism provided under the Agreement.

     CELLULAR CONCESSION:
     -------------------

On May 19, 1992, the Company purchased one of two cellular concessions from the Government for Bs. 134,975 (Bs. 5,388 on an historical cost basis) and established Telecomunicaciones Movilnet, C.A. (Movilnet). The amount paid for the cellular concession is being amortized over 40 years.

Until December 2000, the annual payment of cellular concession fee based on services billed was 10%. Beginning in 2001, the tax regime applicable to cellular services providers is 9.3% of gross revenues. (See Note 4 (a) - Regulation - Organic Telecommunications Law).

For the nine months period ended September 30, 2001 and 2000, the concession tax expense included in the consolidated statements of operations were Bs. 82,324 and Bs. 96,363, respectively.

     BALANCES IN FOREIGN CURRENCY:
     ----------------------------

The Company has assets and liabilities denominated in US dollars and Japanese yen as follows (in millions of US dollars).

                                                  September 30,    December 31,
                                                      2001             2000
                                                  -------------    ------------

Cash and temporary investments                            1,065             743
Accounts receivable, net                                     49              28
Other assets and advances to suppliers                       32              36
Accounts payable                                            (91)           (165)
Short and long-term debt                                   (469)           (512)
                                                  -------------    ------------
Net asset position in foreign currency                      586             130
                                                  =============    ============

     ACCOUNTS RECEIVABLE, NET:
     ------------------------

The Company's accounts receivable balances (other than Venezuelan Government entities) are as follows:

                                                  September 30,    December 31,
                                                      2001             2000
                                                  -------------    ------------
Subscribers                                             387,310         415,684
Net settlements                                          30,763          17,929
Other                                                    48,833          17,182
                                                        466,906         450,795
Less: Allowance for doubtful accounts                   (51,976)        (70,240)
                                                  -------------    ------------
                                                        414,930         380,555
                                                  =============    ============

            ACCOUNTS RECEIVABLE FROM VENEZUELAN GOVERNMENT ENTITIES:
            --------------------------------------------------------

The Company's largest customer is the Venezuelan public sector, including the Government, its agencies and enterprises, and the Venezuelan states and municipalities (collectively, Government entities). Government entities generated approximately 7% and 9%, respectively of the Company's revenues during the nine months period ended September 30, 2001 and 2000, respectively.

The following table sets forth the aging of accounts receivable from Government entities:

                                       September 30,        December 31,
                                           2001                 2000
                                       -------------        ------------
Year of Service
---------------

2001                                       34,461                   -
2000                                       28,091              60,374
1999 and prior                             35,377              52,179
                                       -------------        ------------
                                           97,929             112,553
                                       =============        ============

The changes in accounts receivable from Government entities are as follows:

                                       September 30,        December 31,
                                           2001                 2000
                                       -------------        ------------
Balance at beginning of year              112,553              150,563
Billings                                   97,638              184,064
Collections                              (102,484)            (205,385)
Monetary loss                              (9,778)             (16,689)
                                       -------------        ------------
Balance at end of period                   97,929              112,553
                                       =============        ============

The amounts that Government entities can pay for telecommunications services are established in annual budgets, which are not based upon actual usage during such year. As a result of these budgeting processes and for other macroeconomic reasons, a number of Government entities have not paid the Company in full for telecommunications services received. In addition, as a result of inflation and devaluation, the value of these balances has decreased.

Although the Company has, in the case of certain Government entities, reduced the number of lines available, there can be no assurance that Government entities will not continue to use telecommunications services in excess of the amounts that can be paid, that the Company will not continue to experience significant delays in collecting receivables from Government entities or that inflation and devaluation will not continue to decrease the value of these receivables to the Company. Failure by Government entities to pay the amounts owed to the Company or the amounts to be billed in the future, has had, and will continue to have, an adverse effect on the profitability of the Company.

On November 3, 1999 the Congress approved a law authorizing the issuance of bonds to refinance external and internal debts, as well as other past - due obligations. The amount of bonds set aside for payment of debts owed CANTV as of December 31, 1998, under such legislation amounted to Bs. 65,361. During 2000, the government assigned Bs. 37,000 to CANTV. In December 2000, CANTV received a cash payment of Bs. 34,089 related to the bond issuance.

On March 6, 2001, Congress approved a decree authorizing the issuance of bonds of up to Bs. 77,676 for the payment of debt related to basic services. The Company expects to collect Bs. 43,300 covering debts from the period 1996-2000. At September 30, 2001 the Company has received cash payments of Bs. 6,633 according to this bonds.

CANTV's Management believes all amounts from Government entities will be collected either in cash and/or through Government bonds.

         PROPERTY, PLANT AND EQUIPMENT, NET:
         -----------------------------------

Property, plant and equipment, is comprised as follows:

                                              September 30,    December 31,
                                                  2001             2000
                                              -------------    ------------
Plant                                             8,986,446       8,933,665
Buildings and facilities                          1,126,760       1,122,166
Furniture and equipment                             791,620         758,720
Vehicles                                             71,466          77,280
Land                                                 42,119          42,086
                                              -------------    ------------
                                                 11,018,411      10,933,917
Less: Accumulated depreciation                   (7,938,332)     (7,438,762)
                                              -------------    ------------
                                                  3,080,079       3,495,155
Construction work in progress                        49,179          68,308
                                              -------------    ------------
                                                  3,129,258       3,563,463
                                              =============    ============

The average useful lives for the different classes of property, plant and equipment are as follows:

                                                               Average useful
                                                              lives (in years)
                                                              ---------------
Plant                                                             3 to 32
Buildings and facilities                                          5 to 25
Furniture and equipment                                           3 to 7
Vehicles                                                          3 to 5

Property, plant and equipment includes capitalized direct labor and allocated overhead costs, as well as materials used in connection with construction work in progress. Capitalized direct labor and allocated overhead costs totaled, Bs. 12,034 and Bs. 57,480 for the nine months period ended September 30, 2001 and 2000, respectively. Maintenance and repair costs are expensed when incurred while major improvements and renovations are capitalized.

       OTHER ASSETS:
       -------------

Other assets, are comprised as follows:
                                                   September 30,    December 31,
                                                       2000             2000
                                                   -------------    ------------
Software and other intangible assets, net                131,564         152,547
Prepaid taxes                                             12,783          15,702
Investment in INTELSAT                                    23,692          27,499
Class C stock and other                                   47,693          41,498
                                                   -------------    ------------
                                                         215,732         237,246
                                                   =============    ============

Software and other intangible assets include the cost of computer software and systems for internal use, net of accumulated amortization (See Note 3 (g) - Summary of significant accounting principles and policies - Computer software) and the cost of usage rights of satellites which are amortized over periods ranging from 3 to 7 years based upon the terms of contracts granting usage rights.

Prepaid taxes include taxes assessed on the inflation adjusted value of fixed assets. In 1991, the Venezuelan Income Tax Law was revised to incorporate new provisions. Under this new law, companies were required to pay an initial tax equal to 3% of the inflation adjusted value of fixed assets. This initial tax was paid prior to 1996 and has been deferred and is being amortized over the estimated useful lives of the related assets.

The investment in INTELSAT represents the Company's participation in the International Satellite Telecommunications Organization. The Company accounts for this investment using the equity method. The functional currency of INTELSAT is the US dollar.

In 1993, the Company purchased 1% of its capital stock, for Bs. 55,815. The stock is being distributed to employees as part of an incentive plan. All the employees of the Company are eligible. The Company charges the related cost to expense in the year employees earn the award and the stock is issued to employees the following year. At September 30, 2001 and December 31, 2000, 9,372,520 and 9,228,583 shares were available for distribution to employees under this plan.

         LONG-TERM DEBT:
         ---------------

Long-term debt, is comprised of the following:

                                                        September 30,    December 31,
                                                            2001             2000
                                                        -------------    ------------
Notes in US dollars at interest rates of 8.88% and
   9.25% maturing in 2002 and 2004, respectively.             148,528         153,203

Notes in US dollars at interest rates of six-month
   LIBOR plus a margin between 1.35% and
   1.75% (averaging 5.56% and 8.19% at
   September 30, 2001 and December 31, 2000,
   respectively), maturing through 2003.                       53,868          82,409

                                                                                    September 30,           December 31,
                                                                                        2001                    2000
                                                                                    -------------           ------------
   Bank loans in Japanese yen at a fixed interest rate
          of 5.80%, and in US dollars at interest rates of
          six-month LIBOR plus a margin between 0.25%
          and 0.75% (averaging 5.87% and 5.93% at
          September 30, 200l and December 31, 2000,
          respectively), maturing through 2009.                                            54,168                 67,794

   IFC loans in US dollars at variable interest rates:
               At six-month LIBOR plus a margin of
             1.75%, (averaging 5.57% and 8.87% at
             September 30, 2001 and December 31,
             2000, respectively), maturing through 2005.                                   29,720                 38,330

               At six-month LIBOR plus a margin of
             2.00%, (averaging 5.82% and 8.22% at
             September 30, 2001 and December 31,
             2000, respectively), maturing through 2007.                                   19,504                 23,478

               At six-month LIBOR plus a margin between
             3.00% and 6.00% (averaging 7.89% and
             12.36% at September 30, 2001 and
             December 31, 2000, respectively), maturing
             through 2005.                                                                 18,575                 19,164

   Supplier loans in US dollars at interest rates of six-
     month LIBOR plus a margin of 0.25% to 0.50%
     (averaglng 4.61% and 6.75% at September 30,
     2001 and December 31, 2000, respectively),
     maturing through 2002.                                                                 2,443                  5,619

   Notes payable to suppliers in US dollars at fixed
     interest rates (averaging 6.75% and 7.00% at
     September 30, 2001 and December 31, 2000,
     respectively), maturing through 2002.                                                  1,145                  2,574

   Banks loan in bolivars bearing interest at the
        average lending rate of the four major banks in
        Venezuela (25.76% and 27.84% at September
        30, 2001 and December 31, 2000,
        respectively), maturing through 2003.                                               2,147                  4,126

   Bank loans in bolivars at a fixed interest rate of
        23.52% and 22.81% at September 30, 2001
        and December 31, 2000, respectively maturing
        through 2010.                                                                      30,398                 32,716
                                                                                    -------------           ------------
                                                                                          360,496                429,413
   Less: Current maturities                                                              (131,964)               (55,567)
                                                                                    -------------           ------------
                                                                                          228,532                373,846
                                                                                    =============           ============

On June 7, 1996, the Company entered into an agreement with the International Finance Corporation (IFC Facility). Pursuant to the IFC Facility, the Company obtained loan commitments aggregating up to US$261 million, of which US$175 million was disbursed. Of the amount disbursed, US$75 million was used in the Company's modernization and expansion program as mandated by the Concession and for certain other capital expenditures. The remaining US$l00 million represents the conversion of certain debt outstanding under a Bank Refinancing Agreement into longer term debt. In March 1998, the Company paid US$l50 million of the debt outstanding under the IFC Facility with the proceeds from the sale of variable interest rate notes issued by CANTV Finance Ltd., a wholly-owned subsidiary of the Company, which are unconditionally and irrevocably guaranteed as to payment of principal and interest by CANTV. The principal on the remaining loan is payable as a single payment of US25 million in 2005. The interest rate on this loan is based on LIBOR plus a margin and an additional amount of up to 3% based on the Company's annual net income equivalent in US dollars.

Pursuant to the IFC Facility, the Company may pay dividends only if it is current with respect to its semi-annual payments. In addition, the Company is required to meet certain financial ratios, including a long-term debt-to-equity ratio, a current ratio and a fixed charge coverage ratio, each as defined by the agreement. The Company has complied with these covenants as of September 30, 2001.

In 1997, Movilnet signed an agreement with the IFC for two loans totaling US$95 million, which were disbursed during 1998. The proceeds of these loans were used for expansion and modernization of the cellular network.

In September 2000, the Company issued discount promissory notes of Bs. 28,000 million denominated in bolivars with a maturity of 5 years. The promissory notes were placed at a 44% discount and an annual fixed interest rate of 23.5%. The discount is amortized using the effective rate method. At September 30, 2001, the balance of these notes, presented net of the unamortized discount, was Bs. 16,506 million. Additionally, two loan agreements were signed with local banks for Bs. 7,000 million each one, with maturities between 1 and 10 years.

Estimated payments of long-term debt are: Bs. 23,747 in 2001, Bs. 119,945 in 2002, Bs. 39,494 in 2003, Bs. 92,438 in 2004, and Bs. 84,934 thereafter, translated into bolivars at the exchange rate at September 30, 2001.

     SHORT-TERM DEBT:
     ---------------

Short-term debt is as follows:

                                                            September 30,     December 31,
                                                                2001              2000
                                                            -------------     ------------
 Bank loans in bolivars at various interest rates
   averaging 11.04%                                                     -            5,202
 Current maturities of long-term debt                             131,964           55,567
                                                            -------------     ------------
                                                                  131,964           60,769
                                                            =============     ============

OTHER CURRENT LIABILITIES:
-------------------------

Other current liabilities, are comprised of the following:

                                                                  September 30,    December 31,
                                                                      2001             2000
                                                                  -------------    ------------
   Concession tax                                                        42,030         110,867
   Subscriber rights                                                     56,985          59,715
   Deferred income                                                       69,904          57,071
   Accrued liabilities                                                   19,110          24,994
   Income, value added and other taxes                                   48,091          17,629
   Interest payable                                                       4,582          12,355
   Legal claims                                                          18,798          11,513
   Technical and administrative services due to affiliates of
     VenWorld stockholders                                                8,749           7,139
   Other                                                                 11,921          12,082
                                                                  -------------    ------------
                                                                        280,170         313,365
                                                                  =============    ============

     RETIREMENT BENEFITS:
     -------------------

Pension plan
------------

The Company sponsors a noncontributory pension plan for its employees. The benefits to be paid under the plan are based on years of service rendered and the employee's final salary. At September 30, 2001, the Company has funded Bs. 106,549, in a trust for this purpose.

Assumptions used to develop the projected benefit obligation are as follows:

                        Discount rate                       7%
                        Expected return on assets           5%
                        Rate of compensation increase       2%

These assumptions represent estimates of real interest rates and compensation increases rather than nominal rates. The unrecognized transition obligation is being amortized over 20 years.

During 2000, CANTV reviewed the assumption for the rate of inflation, which reduced pension expense by Bs. 25,536.

The pension plan expense for the period ended September 30, 2001 amounted to Bs. 12,753.

Postretirement benefits other than pensions
-------------------------------------------

The Company records postretirement benefit obligations based on actuarial estimates.

Assumptions used to develop the accumulated postretirement benefit obligation are as follows:

                        Discount rate                       7%
                        Medical cost trend rate             2%

These assumptions represent estimates of real interest rates and medical cost trend rate increases rather than nominal rates. The unrecognized transition obligation is being amortized over 11 years.

At September 30, 2001, postretirement benefits other than pension expense amounted to Bs. 19,966.

Defined contribution plan
-------------------------

The Company has a defined contribution plan (Special Economic Protection Plan for Eligible Retirees) to supplement the current pension benefits of retirees as of August 15, 1995. Contributions are allocated to retirees based upon their age, pension income and other existing benefits. At September 30, 2001, the Company has funded Bs. 15,274 for this Plan. The Company is not required to increase the funding of this Plan.

     STOCKHOLDERS' EQUITY:
     --------------------

Dividends
---------

The Venezuelan Commercial Code, Capital Markets Law and the Standards issued by the Comision National de Valores (CNV), regulate the ability of the Company to pay dividends. In addition, some of the Company's debt agreements provide for certain restrictions which limit the ability of the Company to pay cash dividends (See Note 11- Long-term debt). The Commercial Code establishes that dividends shall be paid solely out of "liquid and collected earnings," and the Capital Markets Law mandates that the Company distribute every year among its shareholders not less than 50% of its net annual income, after income tax provision and having deducted the legal reserves. Likewise, the Capital Markets Law provides that at least 25% of such 50% shall be paid to the shareholders in cash dividends. However, should the Company have accumulated losses, any net income shall initially be applied to offset such deficit.

According to the CNV Standards, the net income adjusted for inflation is the base for dividends distribution, excluding the equity participation of subsidiaries.

The Capital markets Law provides that dividends must be declared in a shareholders' assembly during which the shareholders determine the amount, form and frequency of the dividend payment and that dividend policies must be stated in the Company's By-laws. The CNV cannot exempt a company with publicly traded securities from paying the minimum dividends required by the Capital Markets Law.

On March 31, 2000, an ordinary shareholders' assembly declared a cash dividend of Bs. 60 per share to shareholders of record as of April 11, 2000. This dividend was paid on April 28, 2000.

On March 27, 2001, an ordinary shareholders' assembly declared a cash dividend of Bs. 63 per share to shareholders of record as of April 6, 2000. This dividend was paid on April 24, 2001.

On October 24, 2001, an extraordinary shareholders' assembly declared an extraordinary cash dividend of Bs. 520 per share and Bs. 3,640 per ADS to be paid in two portions, one of Bs. 284 per share on December 10, 2001 to shareholders of record as of December 3, 2001 and the other one of Bs. 236 per share on March 18, 2002 to shareholders of record on a date to be determined in March 2002.

Capital stock
-------------

Capital stock is represented by 926,037,385 shares at September 30, 2001 and December 31, 2000, as follows:


                                                                    Number of
                                                   Participation      shares
            Stockholder                     Class        %        (in thousands)
---------------------------------------     -----  -------------  --------------

VenWorld Telecom C.A. (VenWorld)              A          33.29        308,271
Inversiones Inextel, C.A.                     A           6.91         64,000
Banco de Desarrollo (formerly Fondo de
   Inversiones de Venezuela)                  B           5.60         51,900
Employee Trusts and Employees                 C          10.50         97,278
Public Shareholders                           D          43.70        404,588
                                                   -------------  --------------
                                                        100.00        926,037
                                                   =============  ==============

VenWorld is a private consortium of companies led by Verizon Communications Inc. (formerly GTE Corporation), and originally included T.I. Telefonica Internacional de Espana, S.A.; C.A. La Electricidad de Caracas, S.A.C.A.; Consorcio Inversionista Mercantil (CIMA), C.A. S.A.C.A. and AT&T International Inc. (AT&T) (Participants in the Consortium)

On June 30, 2000 GTE Corporation and Bell Atlantic Corporation completed their merger, and the combined company began doing business as Verizon Communications Inc. (Verizon).

During 2000, VenWorld could have transferred or encumbered the Class A shares if it continued to own directly, and free from all encumbrances, at least 20% of the capital stock of the Company. After January 1, 2001 any Class A shares transferred to any person other than VenWorld or its wholly-owned subsidiaries and affiliates controlled by any of the partners of the Participants in the Consortium, will be automatically converted into an equal number of Class D shares. VenWorld had the right to elect the CANTV President and four members of the Board of Directors of the Company until January 1, 2001. No Class A shares were transferred during 2000.

On June 12 and 13, 2001. AT&T Communications Services International Inc and Inversiones Inextel, C.A received 20,000 and 64,000 Class A CANTV's shares, respectively, in exchange of VenWorld shares according to CANTV's By-Laws established.

On August 31, 2001, AT&T Communications Services International Inc, converted its Class A shares into Class D shares (ADR'S).

Class B shares may only be owned by Venezuelan Government entities. The transfer of Class B shares to any non-public sector individual or entity will cause the shares to be automatically converted to Class D shares, except if the shares are transferred to a CANTV employee or retiree, in which case the shares will be converted to Class C shares. Class B stockholders had the right to elect two members of the Board of Directors of the Company until January 1, 2001. Thereafter, they may elect only one member. A majority of holders of Class A and B shares is required to approve a number of corporate actions, including certain amendments to the Bylaws.

Class C shares may be owned only by employees, retirees, former employees and heirs and spouses of employees or retirees of CANTV and its subsidiaries. Any Class C shares transferred to any other individual or entity will be automatically converted to Class D shares. Holders of Class C shares have the right, voting as a separate class, to elect two members of the Board of Directors provided such Class C shares represent at least 8% of the capital stock of CANTV and the right to elect one member provided that such shares represent at least 3% of the capital stock of CANTV.

Class D shares are comprised of the conversion of Class A, B and C shares as described above or capital increases. There are no restrictions on the ownership or transfer of Class D shares. Holders of Class D shares will have the right to elect, in conjunction with the other stockholders, any members of the Board of Directors, at the time the Class A, B and C stockholders loose the right to designate them according to CANTV's By-laws.

In November 1996, the Government sold 348.1 million shares representing 34.8% of CANTV's capital stock in a global public offering. The Company's Class D shares are traded on the Caracas Stock Exchange. They are also traded on the New York Stock Exchange in the form of American Depository Shares (ADS), each representing 7 Class D shares.

Repurchase program
------------------

On November 16, 1999 an extraordinary shareholder's assembly authorized a share repurchase program for up to 50,000,000 of shares. As required under Venezuelan Law, the program specifies a maximum repurchase price of Bs. 3,696 per share or up to US$40 per ADS. As of December 31, 1999, CANTV had acquired 1,229,900 shares at an average price of Bs. 2.472 per share, equivalent US$23.50 per ADS.

On March 31, 2000, an ordinary shareholders' assembly approved a new share repurchase program that authorized the Company to repurchase up to 50,000,000 of shares. As required under Venezuelan Law, the program specified a maximum repurchase price of Bs. 4,871 per share or up to US$50 per ADS.

During 2000, CANTV acquired 72,732,716 shares related to both repurchase programs at an average price of Bs. 2,940 per share, equivalent US$28.39 per ADS.

On October 24, an extraordinary shareholders' assembly approved a new share repurchase program to acquire up to 138,905,608 shares or 15% of the capital stock at a price of US$30 per ADS or US$4.29 per share. The program began on October 25 and will end on November 23, 2001.

     FINANCING COST, NET:
     -------------------

Financing cost, net for the years ended September 30 is as follows:

                                             2001                 2000
                                           --------             --------
 Interest income                             26,698               21,456
 Interest expense                           (29,563)             (34,271)
 Exchange gain (loss), net                   14,338               (7,109)
 Monetary loss monetary position            (20,999)             (12,697)
                                           --------             --------
                                             (9,526)             (32,621)
                                           ========             ========

The net exchange loss reflects the loss resulting from adjusting the Company's net liabilities denominated in foreign currencies (principally US dollars and Japanese yen) into bolivars at the exchange rates as of September 30, 2001 and 2000 (See Note 6 - Balances in foreign currency). The Central Bank of Venezuela has the explicit policy to intervene to maintain the exchange rate within 7.5% (above or below) of the reference rate, which has been set by the Central Bank of Venezuela and is adjusted to account for projected inflation on a monthly basis. The devaluation of the bolivar against the U.S. dollar was 6.14% and 6.24% for the nine months period ended September 30, 2001 and 2000, respectively.

The monetary loss position reflects the gain or loss from holding net monetary assets or liabilities in a period of inflation, which was 9.51%, and 10.62% for the nine months period ended September 30, 2001 and 2000, respectively.

     TRANSACTIONS WITH RELATED PARTIES:
     ---------------------------------

Transactions with related parties are subject to conditions similar to transactions with independent third parties. In the normal course of business and as limited by applicable debt agreements, the Company enters into transactions with certain of its stockholders and their respective affiliates. In addition, the Government has significant influence over the Company's tariffs, regulation, labor contracts and other matters. The Government is also the major customer of the Company (See Note 8 - Accounts receivable from Venezuelan Government entities).

Inventories, supplies, plant and equipment of Bs. 34,600 and Bs. 19,538 for the period ended September 30, 2001 and 2000, respectively, were purchased from affiliates of VenWorld's stockholders. These same affiliates provided technical and administrative services to the Company at a total cost of Bs. 11,869 and Bs. 20,514 for the nine months period ended September 30, 2001, and 2000, respectively. Net operating revenues of Bs. 7,201 and Bs. 10.161 were recognized for the nine months period ended September 30, 2001 and 2000, respectively, with respect to the settlement of international telephone traffic with affiliates. At September 30, 2001, the Company has recorded payables to Verizon and AT&T affiliates for all such transactions of Bs. 58,229 and Bs. 9,542, respectively, and at December 31, 2000, Bs. 22,999 and Bs. 876 respectively.

     COMMITMENTS AND CONTINGENCIES:
     -----------------------------

The Company has the following commitments and contingencies:

     Capital expenditures
     --------------------

CANTV's capital expenditures for 2001 are currently estimated at Bs. 384,874 (US$518 million). The funding for these capital expenditures is expected to be generated by internal cash flows.

     Operatinq leases
     ----------------

The Company leases buildings under operating leases for periods of one year or less. Lease agreements generally include automatic extension clauses for equal terms, unless written termination notification is provided.

      Litiqation
      ----------

The Company is involved in numerous administrative and judicial proceedings. Based on the opinion of its external legal counsel handling these proceedings, management considers that the majority of these actions will be resolved in the Company's favor. Nevertheless, management believes that the Company has recorded adequate reserves as of September 30, 2001 for all such matters.

In May 2000, the Supreme Court of Justice issued a sentence against CANTV charging that the Company had changed the criteria on the presubscription term and the option for special retirement. The Company is presently exercising pertinent legal actions, and evaluating the impact of this sentence on the financial statements of the Company if such sentence prevails.

On July 7, 2000, CANTV was notified of a Bs. 1.8 billion (US$2.7 million) fine imposed by Pro-Competencia. Pro-Competencia claims that CANTV has abused its dominant position in the market to favor its subsidiary CANTV.NET (formerly CANTV Servicios). In August 2000, CANTV filed an action of nullity in the First Court of Appeals in Administrative Matters.

     Concession mandates
     -------------------

The Agreement (See Note 2 - Company background and concession agreement) included the reduction in the expansion targets and considers an accelerated modernization program to meet an annual target of 80% digitalization by the end of year 2000. The network expansion and modernization targets established in Annex "A" of the concession agreement were effective until December 31, 1999. Quality service and digitalization mandates agreed in the Agreement were effective until December 31, 2000. The agreement, substantially modify the high quality service and eliminates of the mandatory requirement of expanding the plant, instead of it, included the obligation of 80% digitalization at December 31, 2000. After year 2000, the specific expansion requirements, modernization or digitalization are not mandatory.

Opening Regulations establish that Basic Service Telecomunication Operator's, are required to install and maintain public telephone equipment equivalent to 3% of this subscriber base.

The guidelines for the market opening in Venezuela (see Note 4 - Regulation) include certain quality and service standards with minimum and maximum targets, which are the base for the preparation of the quality service regulations that will be effective for all basic services operators.

     Competition
     -----------

Pursuant to the Concession, prior to November 27, 2000, the Company was the sole provider of switched, fixed local, domestic, and international long distance services throughout Venezuela, except in population centers with 5,000 or fewer habitants if CANTV was not providing basic telephone services in such areas and did not contemplate doing so within two years.

In December 1996, the Ministry exercised its authority under this provision to grant a rural concession to lnfonet Redes de Information C.A. (Infonet) to provide multi-services, except national and international long distance services, on population centers with 5,000 or fewer inhabitants in eight western states of Venezuela. Additionally, multi-service concessions were granted in January 1998 to Corporation Digitel, C.A. (Digitel) and Consorcio ELCA, C.A. (Today Digicel) for the central and eastern regions of Venezuela, respectively. Actually Infonet, Digitel and Digicel are operating.

With the recently issued new Telecommunications Law, CONATEL established the basic regulatory framework. The new regulations issued on November 24, 2000 (See
Note 4 (a) - Regulation - Organic telecommunications law) have the objective of creating an appropriate environment for new entrants and allow for effective competition and regulate the sector's opening rules, basic telephony and interconnection.

In November 2000, CONATEL formally started the auction of frequencies for Wireless Local Loop (WLL) services. Thirteen qualified bidders have been announced by CONATEL. Five regions were defined and three permits in each region were auctioned. Telcel BellSouth, C.A. (Telcel BellSouth) and Genesis Telecom, C.A. (Genesis) are two of the companies granted with a concession.

As of September 30, 2001, the Venezuelan Telecommunications market is composed of one integrated service provider, namely CANTV; wireless service providers, such as Movilnet, Telcel BellSouth, Digitel, lnfonet and Digicel; wireless fixed service providers, such as Telcel BellSouth, Genesis, Entel Chile, Millicom International Cellular, S.A., Digitel and Digicel; data transmission service providers, such as Telecomunicaciones ImpSat, Compsat, Bantel, NetUno, Viptel, BellCanada International and Texcom; Internet Service provider's, such as CANTV.NET, T-Net, Etheron, AOL, UOL and Eldish; paging operators, such as Skytel, Telemensajes Metropolitanos, Radio Contacto and TeleKontacto; trunking service providers, such as Americatel, Radio Movil Digital and Comunicaciones Moviles EDC,C.A., and Cable TV operators, such as SuperCable, Cabletel and Intercable, including DirectTV via satellite transmission. These telecommunications services providers and other market entrants may establish customer relationships, as well as other capabilities and resources to expand their current service offerings. The Company believes that its competitors will target large clients, top tier commercial customers and high-income residential customers.

The Company during the second quarter, 2001, completed the update of five interconnection agreements with telecommunication's operators and subscribed the first two interconnection agreement to the basic telecommunication service with companies authorized by CONATEL. These agreements will permit the free traffic from CANTV's basic network systems to the local services and long distance national and international of these companies. Current operators maintaining interconnection agreements with the Company are: Convergence Communications de Venezulela, Telcel, Digicel, Infonet, Digitel, Veninfotel y Movilnet.

     MARKET RISK:
     ------------

The carrying amounts of cash and short-term investments, trade receivables and payables, and short-term and long-term debt approximate their fair values. The fair value was determined by quoted market prices.

The Company is exposed to market risk, including changes in interest rates and foreign currency exchange rates.

The Company does not use derivative financial instruments in its investment portfolio. The Company places its investments with the highest quality United States of America (US) issuers and, by policy, limits the amount of credit exposure to any one issuer. The Company is averse to principal loss and ensures the safety and preservation of its invested funds by limiting default risk, market risk, and reinvestment by investing with US issuers that are guaranteed by wholly-owned foreign companies with the safest and highest credit quality securities.

The Company mitigates default risk by investing in highly liquid US dollar short-term investments, primarily certificates of deposit and investment grade commercial paper, which have maturities of three months or less. The Company does not expect any material loss with respect to its investment portfolio.

The majority of the Company's indebtedness is denominated in foreign currencies, primarily in US dollars and Japanese yen, which exposes the Company to market risk associated with changes in exchange and interest rates. The Company's policy is to manage interest rate risk through the use of a combination of fixed and variable rate debt. Presently the Company does not hedge against foreign currency exposures, but keeps cash reserves in US dollars and Japanese yens to meet financing obligations.

     WORK FORCE REDUCTION PROGRAM:
     -----------------------------

On December 29, 2000, the Company announced its intention to consolidate, centralize and eliminate certain operating and administrative positions during the first quarter of 2001, through a formal program. This program established an expected reduction of approximately 4,000 employees. The Company recorded during the last quarter of 2000 a provision of Bs. 120,892 included as current accrued employee benefits. As a result of this program, in January 2001, 3,572 employees were separated from the Company.

The Company recorded a Bs. 35,219 curtailment loss resulting from the employee reduction program announced December 29, 2000. The program reduced the Company's Telco headcount by approximately 30%. Under the terms of the program, affected employees with 14 years of service or more were made eligible for retirement and received special pension benefits as well as postretirement medical benefits on the same basis as current retirees.

Since there is no vesting prior to retirement eligibility under the Company's pension plan, the interpretation and applicability of SFAS 88 "Employer's Accounting for Settlement and Curtailments of Defined Benefit Pension Plans and for Termination Benefits" required a special focus by our actuaries.

     PUBLIC OFFERING OF SHARES:
     --------------------------

On August 29, 2001 AES Corporation (AES) announced a public offering of shares to acquire 43.2% of the shares of CANTV at a price of Bs. 2,547 (US$24 per ADS). This public offering was approved by the CNV. On October 1, 2001, the Board of Directors of CANTV rejected the tender offer proposed by AES and recommended shareholders not to sell.

On October 7 the Board of Directors approved a dividend decree and a Third Share Repurchase Program, calling for an Extraordinary shareholders meeting for the approval on October 24, 2001. In addition, the increase of the "Excellence Award" program was approved to be executed through the internal purchase of Class C shares of up to 2% of the capital stock as of December 2, 1991. The Board of Directors also approved the creation of a new benefit plan named "Value Fund" to acquire Class C shares up to 5.5% of the capital stock. The purpose is to purchase the shares at the same price of the Repurchase Program.

On October 19, 2001, the CNV authorized the proposed Repurchase Program and extended the periods for the offers of CANTV and AES until November 23, 2001. The creation of the Value Fund and the increase of the Excellence Award fund were approved to be executed once the tender offer ends.

The extraordinary dividend and the Third Share Repurchase Program were approved by the Extraordinary Shareholders Assembly held on October 24, 2001. The extraordinary dividend of Bs. 520 per share and Bs. 3,640 per ADS will be paid in two portions, one on December 10, 2001 for Bs. 284 and the remaining portion of Bs. 236 will be paid on March 18, 2002.

The share repurchase program was approved to acquire Class D shares in an amount up to 138,905,608 shares which represent 15% of the Company's capital stock at a price of US$4.2857143 per share or $30 per ADS. The period to repurchase the shares is between October 25 and November 23, 2001.

     CONSOLIDATED FINANCIAL STATEMENT RECLASSIFICATIONS:
     ---------------------------------------------------

Certain amounts from the December 31, 2000 and September 30, 2000 consolidated financial statements have been reclassified for comparison purposes.